Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS RECORD THIRD QUARTER 2015 GOLD PRODUCTION; STRONG OPERATING PERFORMANCE LEADS TO INCREASED PRODUCTION GUIDANCE AND REDUCED COSTS FOR 2015

Toronto (October 28, 2015) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported quarterly net income of $1.3 million, or net income of $0.01 per share for the third quarter of 2015.  This result includes losses on financial instruments of $16.6 million ($0.08 per share), a non-cash foreign currency translation loss on deferred tax liabilities of $8.1 million ($0.04 per share), various mark-to-market and other adjustment losses of $9.5 million ($0.04 per share), non-cash stock option expense of $4.1 million ($0.02 per share), non-cash foreign currency translation losses of $0.9 million (nil per share), and non-recurring gains of $1.3 million ($0.01 per share).  Excluding these items would result in adjusted net income of $39.2 million or adjusted net income of $0.18 per share for the third quarter of 2015.  In the third quarter of 2014, the Company reported a net loss of $15.1 million or a net loss of $0.07 per share.

Based on the exploration success in the first half of the year at several of the Company’s projects, it was previously announced that exploration expense would increase in the second half of the year.  Total exploration expense for the third quarter was $37.1 million.

As a result of this increased exploration expense the Amaruq project in Nunavut yielded a significant increase in inferred resources (see August 19, 2015 news release) and an initial resource is expected to be reported by mid-February 2016 at the El Barqueno project in Mexico.

For the first nine months of 2015, the Company reported net income of $40.1 million, or $0.19 per share.  This compares with the first nine months of 2014 when net income was $104.3 million, or $0.55 per share.  Financial results in the 2015 period were negatively impacted by much higher investment in exploration (approximately 102% higher); lower gold prices (approximately 9% lower) and lower by-product metals revenues.

Third quarter 2015 cash provided by operating activities was $143.7 million ($217.8 million before changes in non-cash components of working capital).  This compares to cash provided by operating activities of $71.2 million in the third quarter of 2014 ($129.2 million before changes in non-cash components of working capital).  The increase in cash provided by operating activities before changes in working capital during the current period was mainly due to an increase of 26% in gold production.

For the first nine months of 2015, cash provided by operating activities was $475.5 million ($547.4 million before changes in non-cash components of working capital), as compared with the first nine months of 2014 when cash provided by operating activities was $504.4 million ($472.8 million before changes in non-cash components of working capital).  The increase in cash provided by operating activities before changes in working capital during the period was mainly due to a 20% increase in gold production.

“In the third quarter of 2015, we set a new record for quarterly gold production and lowered unit costs which resulted in strong operating cash flow.  This has allowed us to continue to invest in our exploration and development pipeline, which represents the long-term future of our business”, said Sean Boyd, Agnico Eagle’s Chief Executive Officer.  “Our increased level of exploration activity continues to pay dividends as witnessed by the new discoveries at Kittila, Amaruq and El Barqueno.  These projects are expected to be significant contributors to our production profile in the coming years”, added Mr. Boyd.

Third Quarter 2015 Highlights Include:

•                  Strong performance of Abitibi operations drives record quarterly gold production and low costs — Payable gold production1 in the third quarter of 2015 was 441,124 ounces of gold at total cash costs2 per ounce on a by-product basis of $536 and all-in sustaining costs3 on a by-product basis (“AISC”) of $759 per ounce

1  Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company, whether such products are shipped during the period or held as inventory at the end of the period.

2  Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to production costs, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  Total cash costs per ounce of gold produced is calculated on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues).  Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced.  Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made.  See “Note Regarding Certain Measures of Performance”.  For information about the Company’s total cash costs per ounce on a co-product basis please see “Reconciliation of Non-GAAP Financial Performance Measures”.

3 All-in sustaining costs is a non-GAAP measure and is used to show the full cost of gold production from current operations.  For a reconciliation to production costs, see “Reconciliation of Non-GAAP Financial Performance Measures — Reconciliation of Production Costs to All-In Sustaining Costs Per Ounce of Gold Produced” below.  The Company calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock option expense) and reclamation expenses divided by the amount of gold produced.  All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made.  The Company’s methodology for calculating all-in sustaining costs differ from the methodology used by other producers that disclose all-in sustaining costs.  See “Note Regarding Certain Measures of Performance”.  The Company may change the methodology it uses to calculate all-in sustaining costs in the future, including in response to the adoption of formal industry guidance regarding this measure by the World Gold Council.

•                  Two new production records set at Canadian Malartic — New quarterly records were set for average tonnes processed per calendar day (53,703 tonnes on a 100% basis), and ounces of gold produced in a quarter (153,206 ounces on a 100% basis)

•                  2015 production guidance increased and cost forecasts reduced — Expected gold production for 2015 is now forecast to be approximately 1.65 million ounces (previously 1.6 million ounces) with total cash costs on a by-product basis of approximately $590 to $610 per ounce (previously $600 to $620) and AISC of approximately $840 to $860 per ounce (previously $870 to $890) expected

•                  Amaruq drilling expands scope of known mineralization - Drilling indicates that the Whale Tail and Mammoth zones form a single mineralized system at least 2.3 kilometres long.  In addition, the V zone (part of the IVR area) has been identified as a substantial mineralized structure, locally with abundant visible gold

•                  Drilling extends new parallel zone at Kittila — Two recent drill holes have confirmed continuity within the new parallel lens (now called the “Sisar lens”).  Highlights include: 8.1 grams per tonne (“g/t”) gold (uncapped) over 8.0 metres at 1,235 metres depth; and 5.5 g/t gold (uncapped) over 3.3 metres at 950 metres depth and 560 metres farther north along strike

•                  Improved financial flexibility — In the third quarter, the Company’s credit facility was amended and $25 million was repaid.  In addition, a 10-year, $50-million term note was issued to Ressources Québec, a subsidiary of Investissement Québec.  Capital expenditures in 2015 are also forecast to be approximately $50 million lower than previously reported due to positive foreign currency adjustments and deferrals into future periods

•                  A quarterly dividend of $0.08 per share was declared

Third Quarter Financial and Production Highlights

In the third quarter of 2015, strong operational performance continued at the Company’s mines.

Payable gold production in the third quarter of 2015 was a record 441,124 ounces compared to 349,273 ounces in the third quarter of 2014.  The higher level of production in the 2015 period was primarily due to increased throughput levels at LaRonde, Goldex and Canadian Malartic, increased mill capacity at Kittila and higher grades at LaRonde, Meadowbank, Goldex, Kittila, Pinos Altos and La India.  A detailed description of the production and cost performance at each mine is set out below.

Total cash costs per ounce on a by-product basis for the third quarter of 2015 were lower at $536 compared to $716 per ounce for the third quarter of 2014.  The reduction in total cash costs per ounce on a by-product basis in the third quarter of 2015 was a result of higher silver production, higher gold production at the majority of the Company’s mines and weaker local currencies compared to the third quarter of 2014.

In the third quarter of 2015 the average value of the Canadian dollar, Euro and Mexican Peso were 8%, 4%, and 23% lower, respectively than the Company’s 2015 currency price assumptions (see February 11, 2015 news release).

Payable gold production for the first nine months of 2015 was 1,249,012 ounces, compared to payable gold production of 1,041,753 ounces in the comparable 2014 period (which only included 76,639 ounces from Canadian Malartic for production from June 16 to September 30, 2014).

For the first nine months of 2015, total cash costs on a by-product basis were $574 per ounce.  This compares with $627 per ounce on a by-product basis in the first nine months of 2014.  The lower costs in the 2015 period are due to the higher levels of production and favourable currency movements compared to the 2014 period.

AISC for the third quarter of 2015 was lower at $759 versus $1,059 per ounce for the third quarter of 2014.  The lower AISC is primarily due to higher production, lower total cash costs per ounce on a by-product basis, lower general and administrative expenditures and lower capital expenditures.

For the first nine months of 2015, AISC was $808 versus $947 per ounce for the 2014 period.  The lower AISC in the 2015 period is due to the same reasons set out above.

Cash Position Remains Strong; Continued focus on Debt Reduction; Credit lines extended for an additional year through 2020

Cash and cash equivalents and short term investments increased to $208.1 million at September 30, 2015, from the June 30, 2015 balance of $164.0 million.

The outstanding balance on the Company’s $1.2 billion credit facility was reduced from $375 million at June 30, 2015 to $350 million at September 30, 2015.  This results in available credit lines of approximately $850 million, not including the $300 million accordion facility.

On September 30, 2015, the Company amended its $1.2 billion Credit Facility to extend the maturity date from June 22, 2019 to June 22, 2020 and improve the pricing terms.

On September 30 2015, a private placement of a $50 million, 10-year senior unsecured note (the “Note”) with a maturity of September 30, 2025 was completed with Ressources Québec, a subsidiary of Investissement Québec.  The Company has agreed to use the net proceeds from the issuance of the Note at its mining projects in the Province of Québec.

Total capital expenditures made by the Company in the third quarter of 2015 were $122.4 million, including $24.8 million at Meliadine, $19.7 million at Meadowbank, $15.1 million at LaRonde, $14.1 million at Kittila, $13.3 million at Goldex, $12.5 million at Pinos Altos, $9.3 million at Canadian Malartic (50% basis), $7.0 million at La India, $1.2 million at Creston Mascota and $1.1 million at Lapa.

Total capital expenditures for the first nine months of 2015 were $316.8 million including $50.6 million at LaRonde, $47.4 million at Meadowbank, $44.6 million at Meliadine, $41.8 million at Pinos Altos, $38.4 million at Kittila, $35.3 million at Goldex, $29.8 million at Canadian Malartic (50% basis), $15.5 million at La India, $5.5 million at Lapa and $1.6 million at Creston Mascota.

Total sustaining capital expenditures made by the Company in the third quarter were $72.0 million, including $19.5 million at Meadowbank, $15.1 million at LaRonde, $10.6 million at Kittila, $8.2 million at Canadian Malartic (50% basis), $7.0 million at La India,  $6.7 million at Pinos Altos, $2.6 million at Goldex, $1.2 million at Creston Mascota and $1.1 million at Lapa.

Total sustaining capital expenditures for the first nine months of 2015 were $214.7 million including $50.6 million at LaRonde, $47.2 million at Meadowbank, $30.7 million at Kittila, $28.0 million at Canadian Malartic (50% basis), $24.0 million at Pinos Altos, $15.5 million at La India, $11.6 million at Goldex, $5.5 million at Lapa, and $1.6 million at Creston Mascota.

For 2015, capital expenditures are expected to total approximately $489.0 million, representing approximately a $50 million decrease from the previously announced figure.

The decrease is primarily due to favourable currency movements and capital expenditure deferrals into future periods.

The Company recorded an income and mining taxes recovery of $15.3 million on the consolidated statements of income for the third quarter of 2015.  This was primarily a result of applying effective tax rates on a regional tax basis which were well in excess of the statutory tax rate based on IFRS tax calculation methodology.  The Company continues to guide an effective tax rate range between 40% and 45% for 2015.

Revised 2015 Guidance — Production Increased and Costs Lowered

As a result of strong operational performance in the third quarter of 2015, production guidance for 2015 has been increased to approximately 1.65 million ounces of gold (previously 1.6 million ounces) with total cash costs on a by-product basis of approximately $590 to $610 per ounce (previously $600 to $620) and AISC of approximately $840 to $860 per ounce (previously $870 to $890).

Third Quarter 2015 Results Conference Call and Webcast Tomorrow

The Company’s senior management will host a conference call on Thursday, October 29, 2015 at 11:00 AM (E.D.T.) to discuss financial results and provide an update of the Company’s operating activities.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-416-260-0113 or toll-free 1-800-524-8950.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 1-647-436-0148 or toll-free 1-888-203-1112, access code 3791390. The conference call replay will expire on November 29, 2015.

The webcast, along with presentation slides, will be archived for 180 days on www.agnicoeagle.com.

NORTHERN BUSINESS OPERATING REVIEW

ABITIBI REGION, QUEBEC

Agnico Eagle is currently Quebec’s largest gold producer with a 100% interest in three mines (LaRonde, Goldex and Lapa) and a 50% interest in the Canadian Malartic mine.  These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

LaRonde Mine — Increased Production Driven by Higher Grades in Lower Mining Area, Phase 1 Commissioning of Coarse Ore Conveyor Underway

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988.

The LaRonde mill processed an average of 5,992 tonnes per day (“tpd”) in the third quarter of 2015, compared with an average of 4,634 tpd in the corresponding period of 2014.  Throughput in the 2014 period was lower due to an approximate four week shutdown related to the upgrade and commissioning of the production and service hoist drives at the Penna shaft.

Minesite costs per tonne4 were approximately C$101 in the third quarter of 2015, lower than the C$111 per tonne experienced in the third quarter of 2014.  The higher costs in the 2014 period were primarily due to the scheduled shutdown noted above.

For the first nine months of 2015, the LaRonde mill processed an average of 6,145 tpd, compared to 5,668 tpd in the first nine months of 2014.  Minesite costs per tonne were approximately C$101, compared to C$100 per tonne in the first nine months of 2014.

LaRonde’s total cash costs per ounce on a by-product basis were $558 in the third quarter of 2015 on payable production of 71,860 ounces of gold.  This compares with the third quarter of 2014 when total cash costs per ounce on a by-product basis were $861 on production of 37,490 ounces of gold.  Production in the 2015 period increased as a result of higher throughput and higher gold grades (primarily from the 293 mining pyramid) compared to the 2014 period.  Costs in the 2015 period were lower due to higher gold production (partially offset by lower by-product revenues) and favourable foreign exchange rates.

In the first nine months of 2015, LaRonde produced 194,760 ounces of gold at total cash costs per ounce of $620 on a by-product basis.  This is in contrast with the first nine months of 2014 when the mine produced 145,336 ounces of gold at total cash costs per ounce of $701 on a by-product basis.  Production in the 2015 period was higher and costs were lower due to the factors mentioned above.

4  Minesite costs per tonne is a non-GAAP measure.  For a reconciliation of this measure to production costs as reported in the financial statements, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

During the quarter, work was completed on the installation of the coarse ore conveyor system that extends from the 293 level to the crusher on the 280 level.  The first phase of commissioning involving the discharge point and rock breaker is underway.  The ore pass feeding the rock breaker is expected to be commissioned in the first quarter of 2016.  The new conveyor should help to improve mining flexibility and reduce congestion in the deeper portions of the mine.

Studies are continuing to assess the potential to extend the mineral reserves and carry out mining activities between the 311 and 371 levels at LaRonde.  At present, the mineral reserves extend to the 311 level, which is 3.1 kilometres below the surface.  Drilling is ongoing to further expand the known mineral resource between the 311 and 341 levels.  Additional holes are also being drilled to evaluate the extent of the mineralization down to the 371 level (a depth of 3.7 kilometres below the surface).

The exploration is currently focused on Zone 20, which is the active mining horizon.  Additional drilling is also planned for Zone 6, which is located in the footwall to Zone 20.

Canadian Malartic Mine — New Quarterly Production Records Established

In June 2014, Agnico Eagle and Yamana Gold Inc. (“Yamana”) acquired all of the issued and outstanding common shares of Osisko Mining Corporation (“Osisko”) and created the Canadian Malartic General Partnership (the “Partnership”).  The partnership owns and operates the Canadian Malartic mine in northwestern Quebec through a joint management committee.  Each of Agnico Eagle and Yamana has an indirect 50% ownership interest in the Partnership.

Canadian Malartic had very strong operational performance in the third quarter of 2015.  New records were set for quarterly tonnes milled (4.94 million tonnes), tonnes processed per day (53,703 tonnes), and ounces produced (153,206 ounces on a 100% basis).  On September 22, 2015, the mine poured its two millionth ounce of gold.

During the third quarter of 2015, the Canadian Malartic mill processed an average of 53,703 tpd (on a 100% basis) compared with an average of 52,539 tpd in the corresponding period of 2014.  Minesite costs per tonne were approximately C$22 ( C$19.32 excluding royalties) compared to the C$22 ( C$19.60 excluding royalties) per tonne experienced in the third quarter of 2014.  The costs in the 2015 period were in line with the costs in the 2014 period.  Throughput was higher in the 2015 period due to improved crusher operating time.  The average stripping ratio in the third quarter of 2015 was 2.04 to 1.0.

For the first nine months of 2015, the Canadian Malartic mill processed an average of 52,139 tpd compared with an average of 50,580 tpd in the corresponding period of 2014 (on a 100% basis).  Minesite costs per tonne were approximately C$23 (C$19.72 excluding royalties) compared to the C$22 (C$19.42 excluding royalties) per tonne experienced in the corresponding period of 2014.  The 2014 tonnage and costs are not considered to be representative as they only reflect the period of June 16 through September 30.

For the third quarter of 2015, Agnico Eagle’s share of production at the Canadian Malartic mine was 76,603 ounces of gold at total cash costs per ounce of $544 on a by-product basis.  This compares with the third quarter of 2014 when total cash costs per ounce on a by-product basis were $735 on production of 64,761 ounces of gold.  Production was higher in the 2015 period due to increased mill throughput and higher grades.  Costs in the 2015 period were lower due to increased production and favourable foreign exchange rates.

In the first nine months of 2015, Agnico Eagle’s share of production at the Canadian Malartic mine was 212,937 ounces of gold at total cash costs per ounce of $593 on a by-product basis.  This is in contrast with production from June 16 to September 30, 2014    which only included 76,639 ounces of gold at total cash costs per ounce of $717 on a by-product basis from Canadian Malartic.

The Partnership continues to work on initiatives to optimize the operations.  Current opportunities include:

•                  Improving SAG mill and crusher liners to attempt to reduce the number of planned shutdowns to three per year (currently four per year).  New liners were installed in Q3 2015

•                  Improving gyratory crusher availability by redirecting ore containing scrap steel to a separate crusher

•                  Maintaining mining throughput levels at two million tonnes per month in the North zone (which contains higher grades)

•                  Acquiring an additional remote excavator for use in the North zone

•                  Adding two larger production drills which is expected reduce drilling costs

•                  Increasing rate of waste rock backfilling of the Gouldie pit which reduces haulage distances and noise

Permitting activities for the Barnat Extension and deviation of Highway 117 are continuing.  An Environmental Impact Assessment (“EIA”) for this project was submitted in February 2015.  An initial series of questions were received by the Partnership, and final responses were submitted in September 2015.  A second round of questions from the government is expected to be received later in the fourth quarter of 2015.  Public hearings are then expected to be held in the spring of 2016, with receipt of the necessary permits potentially by year-end 2016.  In parallel, the Partnership is currently working on the permitting for improving the efficiency and environmental performance of the existing mobile crusher.  At this point, milling levels are expected to be approximately 53,000 tpd through year-end 2016.

In March 2015, the Partnership increased its interest in the Malartic CHL property to 100% by acquiring the remaining 30% interest from Abitibi Royalties Inc.  The Malartic CHL property adjoins the Canadian Malartic mine to the east and hosts part of the Odyssey North discovery.  At the end of the third quarter of 2015, 28 holes (24,537 metres) of drilling had been completed on the Odyssey zones.  Drilling and data compilation will continue in the fourth quarter.

Update on Pandora and Kirkland Lake Projects

Canadian Malartic Corporation, a company in which each of Agnico Eagle and Yamana has an indirect 50% interest, is exploring a portfolio of properties in the Kirkland Lake area of Ontario and the Pandora property in the Abitibi region of Quebec.

In the Kirkland Lake area, an internal technical study on the Upper Beaver property is being reviewed.  Elsewhere in the region, compilation work is ongoing and a select number of targets are being drilled.

At Pandora, underground development on the 101-W exploration drift from the adjacent Lapa mine commenced in February 2015 and approximately 691 metres of development was completed by the end of the third quarter of 2015.  For the full year, approximately 940 metres of development is planned.

In mid-June 2015, underground drilling resumed from the 101-W exploration drift and approximately half of the proposed 2015 program (approximately 7,000 metres) was completed by the end of the third quarter.  The focus of the current exploration program is to test for extensions to the Branch zone and C zone on the Pandora property.

Lapa — Zulapa Z7 Zone Continues to Deliver Higher Grades and Recoveries

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.

The Lapa circuit, located at the LaRonde mill, processed an average of 1,583 tpd in the third quarter of 2015.  This compares with an average of 1,703 tpd in the third quarter of 2014.  Throughput in the 2015 period was lower because of downtime related to repairs carried out on the Lapa ball mill.  Repairs were completed in August 2015.  During the repair time, excess ore was stockpiled and there is sufficient mill capacity that should allow the Company to meet its annual throughput rate (tonnes and ounces) over the balance of 2015.

Minesite costs per tonne were C$114 in the third quarter of 2015, compared to the C$104 in the third quarter of 2014.  Costs in the 2015 period were higher due to mining at deeper depths and lower throughput compared to the same period in 2014.

For the first nine months of 2015, the Lapa mill processed an average of 1,553 tpd, compared to 1,747 tpd in the first nine months of 2014.  Minesite costs per tonne were approximately C$119, above the C$106 per tonne in the first nine months of 2014 due to the reasons explained above.

Payable production in the third quarter of 2015 was 25,668 ounces of gold at total cash costs per ounce on a by-product basis of $522.  This compares with the third quarter of 2014, when production was 24,781 ounces of gold at total cash costs per ounce on a by-product basis of $606.  In the 2015 period, production was higher primarily due to better recoveries (up 8.7%) related to a higher component of free gold in the Zulapa Z7 ore zone.  Costs were lower primarily due to increased production and favourable foreign exchange rates.

In the first nine months of 2015, Lapa produced 71,038 ounces of gold at total cash costs per ounce of $581 on a by-product basis.  This compares to the first nine months of 2014 when the mine produced 67,011 ounces of gold at total cash costs per ounce of $689 on a by-product basis.  The higher production and lower costs in the 2015 period are due to the reasons outlined above.

At Lapa, 2015 is the last full year of production based on the current life of mine plan.  Commercial production is forecast to end at the mine in the third quarter of 2016, but exploration activities (primarily on the Pandora property) are expected to continue.  The permanent employees are expected to be relocated to the Company’s other operations where they will replace contract positions.

Studies are underway to evaluate other internal opportunities to utilize the Lapa mill, which is located at the LaRonde Metallurgical complex.

Goldex — Development Rates Expected to Double by Year End; M Zone Yields Better Than Expected Grades

The 100% owned Goldex mine in northwestern Quebec began operation in 2008 but mining operations in the original orebody, the Goldex Extension Zone (“GEZ”), were suspended in October 2011.  In July 2012, the M and E satellite zones were approved for development.  Mining operations resumed on the M and E satellite zones in September 2013.  Mining operations at GEZ remain suspended.

The Goldex mill processed an average of 6,199 tpd in the third quarter of 2015.  This compares with an average of 5,851 tpd in the third quarter of 2014.  The higher throughput in the 2015 period was due to more mature mining fronts and productivity improvements compared to the 2014 period.

Minesite costs per tonne were approximately C$34 in the third quarter of 2015, which was slightly higher than the C$32 per tonne experienced in the third quarter of 2014.  The increased cost in the 2015 period is primarily due to increased development in the M3 and M4 zones and extensions to the E Zone.

For the first nine months of 2015, the Goldex mill processed an average of 6,377 tpd, compared to 5,647 tpd in the first nine months of 2014.  Minesite costs per tonne were approximately C$34 in the first nine months of 2015 which is in line with C$33 in first nine months of 2014.

Payable gold production in the third quarter of 2015 was 32,068 ounces of gold at total cash costs per ounce on a by-product basis of $479.  This compares with the third quarter of 2014, when production was 27,611 ounces of gold at total cash costs per ounce on a by-product basis of $582.  The higher production in the 2015 period was largely due to increased tonnage and better grades (especially in the M Zone) and higher recoveries.  The decrease in total cash costs in the 2015 period was largely a result of increased production and favourable foreign exchange rates compared to the 2014 period.

In the first nine months of 2015, Goldex produced 87,780 ounces of gold at total cash costs per ounce of $546 on a by-product basis.  This compares to the first nine months of 2014 when the mine produced 70,970 ounces of gold at total cash costs per ounce of $661 on a by-product basis.  The higher production and lower costs in the 2015 period are due to the same reasons as outlined above.

In late July 2015, the Company announced production approval for the Goldex Deep 1 project (see July 29, 2015 news release).  Mining will focus on the lower part of the Dx zone and the top of the D zone from a depth of 850 metres to 1,200 metres (level 120).  The Company plans to undertake development from the current Goldex infrastructure, with existing equipment and personnel.  The planned mining method is long-hole stoping with cemented paste backfill, which is the same method currently used at Goldex M & E zones.  Gold production from the Goldex Deep 1 project is currently expected to average in excess of 100,000 ounces per year from 2018 through 2024.

In the third quarter of 2015, approximately 1,462 metres of development were carried out in the Deep zone.  The ramp has now reached Level 115 on its way to an ultimate depth of level 120.  In addition, full restoration of the surface ramp is expected to be completed by the end of this year.  This ramp will improve on the ability to move equipment and supplies from the surface into the underground workings.

The advancement of the Deep 1 project at Goldex also has the potential to unlock other significant value creating opportunities including:

•                  Potential for additional mineral resource conversion in the Deep 1 zone

•                  Potential for mining at the Deep 2 (below level 120)

•                  Potential to develop the South zone (a narrow high-grade zone accessible via Deep 1 infrastructure)

•                  Potential development of the Akasaba West deposit, which is approximately 30 kilometres to the East of Goldex

An EIA on the Akasaba West deposit was submitted during the quarter, which allows the environmental review process to commence.  The Company anticipates the EIA approval in late 2017 or early 2018.

FINLAND AND SWEDEN

Agnico Eagle’s Kittila mine in Finland is the largest primary gold producer in Europe and hosts the Company’s largest mineral reserves.  Exploration activities continue to expand the mineral resources and studies are underway to evaluate the potential to cost-effectively increase production.

Kittila — Focus Remains On Optimizing Future Production Levels and Exploration Potential of the New Parallel Zone

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

The Kittila mill processed an average of 3,937 tpd in the third quarter of 2015 compared to the 2,559 tpd in the third quarter of 2014. Throughput in the 2014 period was lower due to a planned shutdown to complete the mill expansion.  Minesite costs per tonne at Kittila were approximately €72 in the third quarter of 2015, compared to €86 in the third quarter of 2014.  Costs decreased in the third quarter of 2015 due to the increased throughput when compared with the 2014 period.

For the first nine months of 2015, the Kittila mill processed an average of 3,981 tpd, compared to 2,895 tpd in the first nine months of 2014.  Minesite costs per tonne were approximately €75 in the first nine months of 2015, compared to the €79 per tonne in the comparable 2014 period.  Throughput was higher and costs were lower in the 2015 period due to the reasons outlined above.

Since the expansion, the mill has shown potential to operate in excess of 4,000 tpd and efforts are ongoing to optimize throughput and recovery rates.  In addition, the Company is also working to optimize underground mining rates and evaluate the potential to develop new mining areas.  Unit costs are expected to decrease once steady state operations are achieved.

Third quarter 2015 payable gold production at Kittila was 46,455 ounces with total cash costs per ounce on a by-product basis of $639.  In the third quarter of 2014, the mine produced 28,230 ounces at total cash costs per ounce on a by-product basis of $951.  The higher production in the 2015 period is a result of the increased mill capacity compared to the 2014 period and the planned 2014 shutdown.  Costs decreased in the third quarter of 2015 primarily due to increased production and a favourable foreign exchange rate.

In the first nine months of 2015, Kittila produced 133,095 ounces of gold at total cash costs per ounce of $696 on a by-product basis.  This is in contrast to the first nine months of 2014, when the mine produced 98,612 ounces of gold at total cash costs per ounce of $861 on a by-product basis.  The lower cash costs in 2015 are mainly due to reasons described above.

Drilling Extends New Parallel Zone at Kittila

Previous drilling from the surface at Kittila has outlined a significant zone of deep mineralization at Rimpi with potentially wider widths and better grades than those currently being mined.  The main underground ramp at Kittila is being extended to reach the Rimpi zone and a new surface ramp is also being developed to access the shallower portions of the Rimpi deposit.  The surface ramp had advanced a total of 825 metres to 134 metres depth by the end of September.

In April and July, the Company announced that drilling had encountered a mineralized lens east of the main Kittila ore zone, within the sheared and altered structure that hosts the known Kittila deposits (see April 30, 2015 and July 29, 2015 news releases).  The intercepts lay within an area approximately 800 metres long north to south between 975 and 1,300 metres below surface, approximately 100 to 150 metres east of the main ore zone.  These intercepts indicate a new parallel lens (now called the “Sisar lens” which in English means “sister lens”), that could extend upwards to a similar elevation as the main exploration ramp (currently at 800 metres depth) being driven towards Rimpi.  This new lens could provide additional tonnage should further drilling outline an economic deposit.

Two recent holes drilled from the exploration ramp have confirmed continuity within the Sisar lens.  The table below shows the intercepts of the two new holes as well as those reported previously from the Sisar lens. Pierce points for all these holes are shown on the Kittila composite longitudinal section and two cross sections (500 metres apart).  All intercepts reported for the Kittila mine show uncapped grades over estimated true widths, based on a current geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Kittila mine

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
ROU10-037*	Sisar	1,299.0	1,311.0	1,197	5.6	10.2
ROD14-003**	Sisar	576.0	580.0	1,195	3.1	5.3
ROD14-005**	Sisar	628.0	641.2	1,258	7.0	7.0
ROU15-600	Sisar	313.0	316.8	950	3.3	5.5
ROU15-603***	Sisar	323.0	338.0	977	13.3	5.2
ROD15-703	Main zone	378.0	389.0	1,028	6.1	14.3
and	Main zone	442.0	448.0	1,077	3.5	5.8
and	Sisar	641.8	654.0	1,235	8.0	8.1

*  Previously reported in Company news release dated April 28, 2011 as 9.5 g/t over 6.0 metres.

** Previously reported in Company news release dated April 30, 2015

*** Previously reported in Company news release dated July 29, 2015

[Kittila composite longitudinal section]

[Kittila composite cross sections - 7538000mN and 7538500mN]

AGNICO EAGLE

Kittila – Composite Cross Sections 7538000mN & 7538500mN View Looking North

West
Cross section 7538000mN
East
MAIN ORE ZONE
ROD16-703
14.3 g/t Au / 6.1 m
ROD16-703
5.8 g/t Au / 3.5 m
SISAR
ROD16-703
8.1 g/t Au / 8.0 m
ROD16-703
Mafic pillow lavas
Mafic to ultramafic lava beds and volcanosediments

West
Cross section 7538500mN
East
MAIN ORE ZONE
SISAR
ROU16-600
5.5 g/t Au / 3.3 m
ROU16-600
Mafic pillow lavas
Mafic to ultramafic lava beds and volcanosediments

Hole ROD15-703 intersected two lenses in the main zone and one in the Sisar lens.  In the main ore zone, this hole intersected 14.3 g/t gold over 6.1 metres at 1,028 metres depth, and 5.8 g/t gold over 3.5 metres at 1,077 metres depth.  The upper intercept verifies, widens and increases the grade of the probable reserves between the Suuri and Roura trends, while the lower one extends the mineralization to the north, and will help to convert future resources.  The hole then intersected 8.1 g/t gold over 8.0 metres at 1,235 metres depth in the Sisar lens, approximately 150 metres east of the main ore zone, strongly confirming the continuity of the lens.  This intercept is between two previously reported intercepts at approximately the same depth: it is approximately 116 metres north of hole ROU10-037 and 250 metres south of hole ROD14-003.

At shallower depths and approximately 560 metres farther north, hole ROU15-600 intersected 5.5 g/t gold over 3.3 metres at 950 metres below surface, approximately 100 metres east of the main zone mineralization.  This intercept is approximately 130 metres south of the previously reported intercept of hole ROU15-603.

Additional holes have been drilled in the vicinity of the new Sisar lens intercepts, and assays are pending.  A second underground deep drill rig is expected to start operating in the fourth quarter 2015 and carry on into 2016 to determine continuity and test for extensions of the Sisar lens.

At the Kuotko deposit, located approximately 15 kilometres north of Kittila, drilling continues with a focus on infilling and expanding the existing inferred resource of approximately 170,000 ounces (1.8 million tonnes at 2.9 g/t gold).  In addition, new mineralized zones have been identified outside of the known resource areas.  Metallurgical testing is ongoing and unlike Kittila, the gold mineralization is free milling.  Upon completion of the drilling, studies will be carried out to assess the viability of mining the deposit as a satellite open pit.

Barsele Project — Drilling Now Underway on the Central Zone

On June 11, 2015, Agnico Eagle acquired a 55% interest in the Barsele project in Sweden.  The Company can earn an additional 15% interest in the project through the completion of a pre-feasibility study.

The Barsele property is known to contain intrusive-hosted gold mineralization and gold-rich volcanogenic massive sulphide mineralization.  In 2015, the Company plans to spend approximately $3.25 million on exploration to further evaluate the mineral potential of the property.

In September 2015, trenching and mapping programs were carried out that confirmed that the known intrusive-hosted deposits plunge to the southeast.  A 16-hole (9,300-metre) drill program commenced in early October to test the depth extension of the Central Zone to 400 to 500 metres below surface.

NUNAVUT REGION

With the Company’s largest producing mine (Meadowbank) and two significant development assets and exploration projects (Meliadine and Amaruq) located in Nunavut, Agnico Eagle has the potential to build an operating platform that could have the ability to generate strong production and cash flows over several decades.

Meadowbank — Increased Waste Stripping Capacity Provides Production Flexibility

The 100% owned Meadowbank mine in Nunavut, northern Canada, achieved commercial production in March 2010.

The Meadowbank mill processed an average of 10,824 tpd in the third quarter of 2015, compared to the 11,492 tpd achieved in the third quarter of 2014.  Mill throughput levels were lower in the 2015 period due to a higher percentage of Vault ore processed which has a higher hardness factor, which has an impact on both the primary and secondary grinding circuit efficiency.

Minesite costs per tonne were approximately C$72 in the third quarter of 2015, which compares to C$74 per tonne in the third quarter of 2014.  The lower costs in the 2015 period were primarily due to an increase in capitalized versus expensed waste stripping compared to the respective 2014 period.

For the first nine months of 2015, the Meadowbank mill processed an average of 11,009 tpd, compared to 11,365 tpd in the first nine months of 2014.  Mill throughput levels were lower in the 2015 period primarily due to the reasons outlined above.  Minesite costs per tonne were approximately C$72 in the first nine months of 2015, which was similar to the C$73 per tonne in the comparable 2014 period.

Payable production in the third quarter of 2015 was 99,425 ounces of gold at total cash costs per ounce on a by-product basis of $598.  This compares with the third quarter of 2014 when 91,557 ounces were produced at total cash costs per ounce on a by-product basis of $777.  The higher production in the 2015 period compared to the 2014 period was primarily due to the processing of higher grade ore (an increase of approximately 15%) and slightly better recoveries.  Costs in the 2015 period were lower due to increased production and favourable foreign exchange rates.

In the first nine months of 2015, Meadowbank produced 279,224 ounces of gold at total cash costs per ounce of $646 on a by-product basis.  In the first nine months of 2014, the mine produced 366,162 ounces of gold at total cash costs per ounce of $561 on a by-product basis.  The lower production (down 24%) in the 2015 period compared to the previous period was primarily due to processing fewer tonnes at lower grades and lower mill recoveries (down 2.3%).  During the first six months of the 2014 period, the Company encountered ore grades that were higher than expected in both the Portage and Goose pits.

In 2013, approximately 246,000 ounces were removed from mineral reserves at the Vault deposit due to a change in the gold price assumption used to calculate mineral reserves at December 31, 2013.  Given the current US dollar to Canadian dollar foreign exchange rate (which yields favourable revenues and costs in Canadian dollar terms), lower fuel costs, and the growing significance of the Amaruq Project, the Company made a decision in July 2015 to proceed with the expansion of the Vault pit.

With the expansion, the Meadowbank mine is now expected to be in production until the third quarter of 2018 (approximately one year longer than originally forecast).  The extension of the Meadowbank mine life is expected to help bridge the production gap between the end of production at Meadowbank and the potential start of production at a satellite operation at Amaruq (not yet approved for construction).

The Meadowbank production profile has been revised to reflect the need for additional waste stripping associated with the pit extension.  As previously reported, the revised production profile is shown below:

	2015	2016	2017	2018
February 2015 Guidance (gold ounces)	400,000	365,000	290,000	n/a
July 2015 Guidance (gold ounces)	400,000	310,000	345,000	130,000

With additional mining equipment now in place, better planning and maintenance, revised bench heights, and shorter waste haulage distances, total tonnage moved increased by approximately 30% in the third quarter of 2015. The Company expects to exceed the previously planned stripping rate going forward, which could potentially provide additional production flexibility in the future.

Based on a new mining sequence in the Portage and Vault pits, production at Meadowbank in the fourth quarter of 2015 is expected to be similar to production in the third quarter.

Amaruq Project — Drilling Expands Scope of Whale Tail Deposit; Positive Results from the V Zone Area; Phase Two Exploration Program Now Completed

Agnico Eagle has a 100% interest in the Amaruq project.  The large property consists of 114,761 hectares, approximately 50 kilometres northwest of the Meadowbank mine.  In August 2015, the Company announced an updated inferred mineral resource estimate as of June 30, 2015 of 2.0 million ounces gold (9.7 million tonnes grading 6.47 g/t gold).

The phase two drilling program for 2015 was completed in mid-October.  Total drilling at Amaruq for the year was 108,000 metres (378 holes) completed.  This release incorporates some of the drill results received since the last results were released on August 19, 2015.  The latest drill results are from the main Whale Tail deposit including the east-plunging high-grade shoot and the former gap area between Whale Tail West and Mammoth Lake.  As well, there are recent exploration drill results from the V zone.  The 2016 drill program is expected to start in February.

Phase Two Drill Results Continue to Expand Mineralized Zones

The phase two 2015 drilling program at the Amaruq project began in July with several purposes, including step-out drilling to link Whale Tail and Mammoth Lake mineralization; testing the down-plunge extent of the ore shoot in the east of Whale Tail; and extending the I, V and R zones.

Recent intercepts from the project are set out in the table below and the drill hole collars are located on the Amaruq project local geology map.  The Whale Tail deposit pierce points are shown on the Whale Tail composite longitudinal section, while the coordinates from the V zone drill-hole collars are given in a second table.  All intercepts reported for the Amaruq project show capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Whale Tail (WT) deposit and the V zone area, Amaruq project

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
AMQ15-347	WT	444.0	461.8	383	11.4	6.3	6.3
AMQ15-368	V zone	23.0	28.0	19	3.8	2.8	2.8
AMQ15-369	WT Shoot	192.2	229.0	176	18.4	8.4	8.4
AMQ15-390	V zone	6.7	18.0	9	7.3	3.5	3.5
and		48.2	55.5	40	5.2	90.2	30.1
AMQ15-422	WT Shoot	364.0	397.0	270	29.9	5.7	5.7
including		365.0	373.0	261	7.3	10.2	10.2
including		388.0	397.0	279	8.2	10.0	10.0
AMQ15-442	WT Shoot	422.1	437.0	296	12.9	8.1	8.1
including		431.0	435.2	298	3.6	12.6	12.6
AMQ15-444	WT Shoot	432.4	453.4	359	14.8	6.3	6.3
including		448.5	453.4	366	4.2	10.3	10.3
and		458.7	472.2	378	10.3	5.8	5.8
AMQ15-448	V zone	150.0	154.0	111	3.9	3.8	3.8
AMQ15-450	WT-Mammoth gap	213.5	243.0	166	16.9	4.5	4.5
including		213.5	223.0	158	6.7	7.6	7.6
AMQ15-461	V zone	103.6	130.5	115	23.4	22.9	7.9
including		103.6	107.8	104	3.7	8.8	8.8
including		115.8	121.3	117	4.8	99.4	26.4
AMQ15-463	WT Shoot	381.3	417.6	293	29.7	6.8	6.8
including		399.5	414.5	298	11.5	8.8	8.8
AMQ15-470	WT Shoot	481.0	502.0	357	16.1	6.9	6.9
including		495.0	502.0	362	5.4	12.6	12.6
AMQ15-472	V zone	26.7	32.6	28	5.5	4.7	4.7
and		40.0	49.0	41	7.8	7.2	7.2
AMQ15-491	V zone	169.3	174.4	155	3.6	33.8	21.1

*Holes at Amaruq use a capping factor of 60 g/t gold.

Amaruq project exploration drill collar coordinates of selected holes

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)	Length (metres)
AMQ15-368	7256422	606800	160	143	-51	444
AMQ15-390	7256476	606882	158	142	-50	411
AMQ15-448	7256294	607129	156	323	-45	192
AMQ15-461	7256294	606973	158	319	-78	218
AMQ15-472	7256407	606874	160	322	-67	117
AMQ15-491	7256303	606721	162	166	-63	249

* Coordinate System UTM Nad 83 zone 14

[Amaruq local geology map]

AGNICO EAGLE

Amaruq Project – Local Geology

AMQ15-390
3.5 g/t Au / 7.3 m
And 30.1 g/t Au / 5.2 m
AMQ15-472
4.7 g/t Au / 5.5 m
And 7.2 g/t Au / 7.8 m
AMQ15-388
2.8 g/t Au / 3.8 m
AMQ15-461
7.9 g/t Au / 23.4 m
Incl. 8.8 g/t Au / 3.7 m
Incl. 26.4 g/t Au / 4.8 m
AMQ15-491
21.1 g/t Au / 3.6 m
AMQ15-448
3.8 g/t Au / 3.9 m
AMQ15-470
6.9 g/t Au / 16.1 m
Incl. 12.6 g/t Au / 5.4 m
AMQ15-442
8.1 g/t Au / 12.9 m
Incl. 12.6 g/t Au / 3.6 m
AMQ15-422
5.7 g/t Au / 29.9 m
Incl. 10.2 g/t Au / 7.3 m
Incl. 10.0 g/t Au / 8.2 m
AMQ15-463
6.8 g/t Au / 29.7 m
Incl. 8.8 g/t Au / 11.5 m
I zone
V zone
R zone
Whale Tail zone
new structure
Amaruq camp
Boulder Field
AMQ15-389
8.4 g/t Au / 18.4 m
AMQ15-460
4.5 g/t Au / 16.9 m
Incl. 7.6 g/t Au / 6.7 m
AMQ15-347
6.3 g/t Au / 11.4 m
AMQ15-444
6.3 g/t Au / 14.8 m
Incl. 10.3 g/t Au / 4.2 m
And 5.8 g/t Au / 10.3 m
Mammoth Lake
Whale Lake

[Whale Tail Deposit Composite Longitudinal Section]

Recent drilling has confirmed that the Whale Tail and Mammoth zones form a single mineralized system at least 2.3 kilometres long, between surface and locally to a depth of 450 metres.  A new intercept lies in between several previously reported intercepts filling the former gap between Whale Tail and the Mammoth Lake mineralization.  Hole AMQ15-450 yielded 4.5 g/t gold over 16.9 metres at 166 metres depth including 7.6 g/t gold over 6.7 metres.  This area will continue to be investigated in 2016.  The mineralized system remains open at depth and along strike.

Drilling from the opposite direction (north to south) has enhanced the understanding of the geometry of the deposit.  Within the Whale Tail deposit is a thickened higher-grade ore shoot that is at least one kilometre long.  This cigar-shaped shoot extends from surface (Whale Tail West) plunging shallowly eastward to a depth of 380 metres (Whale Tail East).  The ore shoot remains open.  Six recent intercepts within this shoot, from west to east, are hole AMQ15-369 that intersected 8.4 g/t gold over 18.4 metres at 176 metres depth, hole AMQ15-463 that yielded 6.8 g/t gold over 29.7 metres at 293 metres depth, hole AMQ15-422 that intersected 5.7 g/t gold over 29.9 metres at 270 metres depth, hole AMQ15-442 that intersected 8.1 g/t gold over 12.9 metres at 296 metres depth, hole AMQ15-470 that intersected 6.9 g/t gold over 16.1 metres at 357 metres depth and hole AMQ15-444, which yielded two intercepts 6.3 g/t gold over 14.8 metres at

359 metres depth, and 5.8 g/t gold over 10.3 metres at 378 metres depth.  (Note that holes AMQ15-369 and AMQ15-444 were drilled from the south.)

The results described for the Whale Tail deposit are expected to have a positive impact on the size of the upcoming resources estimate for the Amaruq project.

Recent drilling and mapping has shown that the V zone is a significant mineralized structure dipping shallowly to the southeast, with locally abundant visible gold.  The structure has been identified from outcrop on surface to a depth of 155 metres in recent drilling; it remains open at depth and laterally.  Hole AMQ15-390 intersected the structure yielding 30.1 g/t gold over 5.2 metres at 40 metres depth.  Approximately 100 metres to the south of this intercept, hole AMQ15-461 yielded 7.9 g/t gold over 23.4 metres at 115 metres depth.  Approximately 150 metres southwest of hole AMQ15-390 was a third high-grade intersection in the V zone: hole AMQ15-491 intersected 21.1 g/t gold over 3.6 metres at 155 metres depth.

Other results from the V zone are included in the intercepts table above.  These results will lead to a reinterpretation of the I, V, and R zones, which could have a positive impact on the year-end resource estimate.  Although additional drilling will be required, the Company believes that the V zone could potentially be a second source of open pit ore at Amaruq.

Engineering and environmental baseline studies are underway to support the permitting process for the Amaruq project as a satellite open pit operation to the Meadowbank mine.  The most recent drilling at depth in Whale Tail also indicates that this deposit hosts high-grade intercepts below the preliminary ultimate pit shell, suggesting that Whale Tail has underground potential.  An application to construct an all-weather access road between Meadowbank and the Amaruq site was filed in the first quarter of 2015 and is currently working its way through the Nunavut permitting process.

Meliadine Project — License B Granted; Regional Land Holdings Expanded

The Meliadine gold project was acquired in July 2010 and is the Company’s largest development project based on mineral reserves and mineral resources.  The Company has a 100% interest in the 111,757-hectare property, which is linked to the town of Rankin Inlet in Nunavut by a 25-kilometre all-weather access road.

In March 2015, the Company completed and filed with Canadian securities regulators an updated National Instrument 43-101 (“NI 43-101”) technical report on the Meliadine gold project.  The updated technical study was based on extracting only the 3.3 million ounces of gold in proven and probable mineral reserves (13.9 million tonnes of ore at 7.44 g/t gold), which is all contained in the Tiriganiaq and Wesmeg deposits.

The Meliadine property also hosts 3.3 million ounces of measured and indicated mineral resources (20.2 million tonnes at 5.06 g/t gold), and 3.5 million ounces of inferred mineral resources (14.1 million tonnes at 7.65 g/t gold).  In addition, there are numerous other known gold occurrences in the 80-kilometre-long greenstone belt that require further evaluation.

Internal studies are ongoing to evaluate the potential to extract additional ounces from the Tiriganiaq and Wesmeg/Normeg deposits, which could potentially extend the mine life, improve the project economics, and increase the after-tax internal rate of return.  These studies are expected to be completed in the first half of 2016.

At the end of the third quarter of 2015, approximately 1,960 metres of underground development had been completed, and additional underground equipment has been transported to site to complete the 2015 plan that calls for total underground development of approximately 2,500 metres.  This development will allow for more cost-effective exploration and conversion drilling of the deeper parts of the Tiriganiaq and Wesmeg/Normeg deposits and help to optimize potential mining plans.

On July 13, 2015, the Kivalliq Inuit Association and Agnico Eagle signed the Inuit Impact Benefit Agreement (“IIBA”) for the Meliadine gold project.  The IIBA addresses protection of Inuit values, culture and language, protection of the land, water and wildlife, provides financial compensation to Inuit over the mine life, and contains provision for training, Inuit employment and contracting.

On October 5, 2015, the Nunavut Water Board issued the permit (License B) for Meliadine pre-development work.  License A, which is required for production activities, is expected to be granted in the second quarter of 2016.

The timing of future capital expenditures on the Meliadine project beyond 2015 and the determination of whether to build a mine at Meliadine are subject to approval by Agnico Eagle’s Board of Directors, which will be based on prevailing market conditions and outcomes of the various potential scenarios being evaluated.

Acquisition of New Properties in Nunavut

Agnico Eagle is currently studying options and alternatives in Nunavut to capitalize on the large and growing mineral resource in the region.  As part of this initiative, the Company has recently staked claims totaling 68,012 hectares on properties to the west-northwest of the project, on the continuation of the greenstone belt that hosts the Meliadine deposits.

This summer, an airborne VTEM magnetic and electromagnetic survey was flown over the new properties.  A field crew initiated prospecting and sampling of areas with geophysical signatures typical of iron formation-hosted Archean/Proto-Proterozoic deposits, similar to those recognized at Meadowbank, Amaruq and Meliadine projects.  Close to 800 rock samples have been collected from the properties.  Initial results have identified a 2-kilometre-long structure from which 21 rock samples returned values above 1.0 g/t gold including seven values in excess of 10.0 g/t gold, with a maximum value of 42.0 g/t gold.

The new properties appear to be geologically similar to the Meadowbank, Meliadine and Amaruq projects where our exploration team has demonstrated the effectiveness of a systematic exploration approach and the strong mineral potential of this part of Nunavut.  Assembling and analyzing the data collected this summer will assist in preparing a drill program for 2016 to further investigate the higher potential areas on the new properties.

SOUTHERN BUSINESS OPERATING REVIEW

Agnico Eagle’s southern business operations are focused in Mexico.  These operations have been the source of growing precious metals production (gold and silver), stable operating costs and strong free cash flow since 2009.

Pinos Altos — Strong Performance Driven by Higher Mill Throughput and Grades

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

The Pinos Altos mill processed 5,403 tpd in the third quarter of 2015, compared to 5,040 tpd processed in the third quarter of 2014.  During the third quarter of 2015, approximately 49,300 tonnes of ore were stacked on the leach pad at Pinos Altos, compared to 143,500 tonnes in the comparable 2014 period.

Minesite costs per tonne at Pinos Altos were $48 in the third quarter of 2015, which is in line with $48 in the third quarter of 2014.  Although minesite costs per tonne are unchanged on a year-over-year basis, these costs are subject to variations in the proportion of heap leach ore to milled ore and open pit ore to underground ore, currency exchange rates and routine movements in the waste to ore stripping ratio in the open pit mines.

For the first nine months of 2015, the Pinos Altos mill processed an average of 5,638 tpd, compared to 5,311 tpd processed in the first nine months of 2014.  Approximately 238,500 tonnes of ore were stacked on the Pinos Altos leach pad during the first nine months of 2015, compared to 436,800 tonnes in the prior year period.  Minesite costs per tonne were approximately $46 compared to $48 per tonne in the first nine months of 2014 with variance due to the proportion of heap leach to mill ore and the proportion of underground ore to open pit, variations in the proportion of waste to ore mined and variations in the currency exchange rate.

Payable production in the third quarter of 2015 was 47,725 ounces of gold at total cash costs per ounce on a by-product basis of $392.  This compares with production of 41,155 ounces at total cash costs per ounce on a by-product basis of $545 in the third quarter of 2014.  Higher production in 2015 is largely due to higher mill throughput and higher grades processed over the comparable prior year period. The decrease in the year over year total cash costs per ounce is largely due to increased gold production and higher silver production (offset in part, by a decline in realized silver prices) and favourable foreign exchange rates compared to the prior year period.

In the first nine months of 2015, Pinos Altos produced 148,478 ounces of gold at total cash costs per ounce of $378 on a by-product basis.  This is in contrast to the first nine months of 2014 when the mine produced 130,350 ounces of gold at total cash costs per ounce of $513 on a by-product basis.  The lower cash costs in the first nine months of 2015 are primarily due to favourable foreign exchange rates and higher gold and silver production compared to the prior year period.

The Pinos Altos shaft-sinking project remains on schedule for completion in 2016.  The shaft is currently at a depth of approximately 573 metres, and activities during the third quarter of 2015 focused on the development of loading stations on levels 27 and 28. When the shaft is completed (final depth of approximately 603 metres), it will allow better matching of the mill capacity with the future mining capacity at Pinos Altos once the open pit mining operation begins to wind down, as planned over the next several years.

The Company continues to evaluate a number of regional satellite opportunities.  A 6,000-metre in-fill and conversion drill program on the Sinter deposit is 95% complete with assays still pending from about 50% of the holes.  Results received to date indicate that there is good potential to add this deposit to the Pinos Altos mine plan beginning in 2020.

Creston Mascota Deposit at Pinos Altos — Initial In-pit Drilling Results Indicate Potential to Extend Mine Life

The Creston Mascota deposit at Pinos Altos has been operating as a satellite operation to the Pinos Altos mine since late 2010.

Approximately 434,300 tonnes of ore were stacked on the Creston Mascota leach pad during the third quarter of 2015, compared to approximately 469,200 tonnes stacked in the third quarter of 2014.  In the 2015 period, fewer tonnes were stacked mainly due to the adverse impact of the rainy season on roads, loading and dumping zones, and the crushing circuit. Minesite costs per tonne at Creston Mascota were $14 in the third quarter of 2015, compared to $17 in the third quarter of 2014.  Costs in the 2015 period were lower due to currency fluctuations, lower fuel consumption and reduced power requirements compared to the 2014 period.

For the first nine months of 2015, approximately 1,569,800 tonnes of ore were stacked on the Creston Mascota leach pad, compared to 1,242,900 tonnes in the prior year period.  In the 2015 period, additional ore was encountered outside the block model, which resulted in more tonnes being stacked in the first half of the year compared to the 2014 period.

For the first nine months of 2015, mine site costs per tonne at Creston Mascota were $12, compared to $17 per tonne in the first nine months of 2014.  Costs were lower in the 2015 period due to more tonnes stacked and the other reasons outlined above.

Payable gold production at Creston Mascota in the third quarter of 2015 was 12,716 ounces at total cash costs per ounce on a by-product basis of $436.  This compares to 13,377 ounces at total cash costs per ounce on a by-product basis of $556 during the third quarter of 2014.  Production was lower in the 2015 period due to fewer tonnes stacked, compared to the 2014 period.  Cash costs were lower in the 2015 period based on lower minesite costs per tonne (see above), increased silver production (partially offset by a lower realized silver price) and a favourable foreign exchange rate compared to the 2014 period.

Payable gold production for the first nine months of 2015 was 40,770 ounces at total cash costs per ounce of $425 on a by-product basis.  This compares to 34,853 ounces at total cash costs per ounce of $587 on a by-product basis in the first nine months of 2014.  The higher production in the 2015 period was due to more tonnes being stacked (especially in the first half of 2015) compared to the 2014 period.  The lower costs in the 2015 period are due to higher gold production, increased silver production (partially offset by a lower realized silver price) and a favourable foreign exchange rate compared to the 2014 period.

In the third quarter of 2015, preparation and top soil recovery at the Phase IV heap leach pad were completed.  The earthworks have been initiated, with commissioning expected by year-end 2015.

Over its mine life, Creston Mascota has added approximately 50% (179,000 ounces of contained gold) to its mineral reserves through infill drilling and improved geological understanding.  In April 2015, higher grade mineralization was encountered at the bottom of the pit and outside the Creston Mascota block model.  An infill drill program was completed in the third quarter of 2015 with encouraging results, and the interpretation of drill hole assays is ongoing.

In September 2015, a 3,500-metre infill and conversion drill program commenced on the Bravo satellite zone. This program is expected to be completed by year-end 2015.  The results of recent infill drilling in the pit and the potential of nearby satellite deposits such as Bravo could extend the projected life of the Creston Mascota operations beyond 2018.

La India — New Record Set for Quarterly Gold Production

The La India mine property in Sonora, Mexico, located approximately 70 kilometres from the Company’s Pinos Altos mine, was acquired in November 2011 through the purchase of Grayd Resources, which held a 56,000-hectare land position in the Mulatos Gold belt. Commissioning of the mine commenced ahead of schedule in the third quarter of 2013 and commercial production was declared as of February 1, 2014.

Approximately 1,193,900 tonnes of ore were stacked on the La India leach pad during the third quarter of 2015, compared to approximately 1,190,100 tonnes stacked in the third quarter of 2014. Minesite costs per tonne at La India were $11 in the third quarter of 2015, compared to the $10 in the third quarter of 2014. The increase in minesite costs reflect slightly higher maintenance costs and cyanide consumption (due to the rainy season) partially offset by lower costs for fuel and labour, and favourable foreign exchange rates.

In the first nine months of 2015, approximately 3,931,900 tonnes of ore were stacked on the La India leach pad, compared to approximately 3,346,500 stacked in the first nine months of 2014.  Minesite costs per tonne at La India were $9 in the first nine months of 2015, compared to the $8 in the first nine months of 2014.  Tonnage stacked in the 2014 period was lower given that the operation was still ramping up to full capacity. The slightly higher costs in the 2015 period are primarily due to the reasons outlined above.

Payable gold production at La India in the third quarter of 2015 was 28,604 ounces at total cash costs per ounce of $436 on a by-product basis were.  Production in the third quarter of 2014 was 20,311 ounces at total cash costs per ounce on a by-product basis of $547.  Production in the 2015 period was positively impacted by rain flushing residual ounces from the heaps and significantly higher ore grades placed on the heaps than planned. Total cash costs in the 2015 period were favourably impacted by higher production volumes and favourable foreign exchange rates.

For the first nine months of 2015, La India produced 80,930 ounces of gold at total cash costs per ounce of $422 on a by-product basis.  This compares to 51,820 ounces at total cash costs per ounce of $483 on a by-product basis in the first nine months of 2014.  The higher production and lower costs in the 2015 period are primarily due to the reasons outlined above.

During the third quarter of 2015, construction activities on the heap leach expansion were negatively affected by the extraordinary rains during the period.  However, any delays related to the rains are not expected to affect future production plans or capital costs.

Approximately 77% of the earthworks have been finished with full completion expected later in the fourth quarter of 2015.  This leach pad expansion will provide the capacity for the current planned life-of-mine production at La India and approximately 5.0 million tonnes of additional stacking.  Construction of the Main Zone haul road was completed during the third quarter of 2015.

In the third quarter of 2015, several activities were undertaken to improve the La India block model and potentially expand the mineral reserves and mineral resource.  Infill drilling and favourable reconciliation data from the first full year of mining have led to an improved geological model for the Main Zone oxides.  In addition, ongoing metallurgical investigations and field-proven production experience with the North Zone sulphides have shown that some of the transition and sulphide material in the Main Zone and La India Zone may also be amenable to heap leaching.

Inclusion of sulphide material into the pit designs at the La India mine has the potential to add further oxides as well as sulphides into the year-end 2015 mineral reserve and mineral resource estimate expected to be reported in mid-February 2016.  Any additions could potentially extend the mine life beyond 2020.

El Barqueno — Drilling Continues with a Focus on Resource Delineation and Defining New Target Areas

Agnico Eagle has a 100% interest in the El Barqueno project.  The 32,840-hectare property is in the Guachinango gold-silver mining district, Jalisco State, Mexico, approximately 150 kilometres west of the state capital of Guadalajara.  It consists of three blocks of land: the original El Barqueno package (El Barqueno I, II and III) acquired from Cayden Resources in November 2014, and two adjacent blocks acquired from Soltoro Limited in June 2015 (El Rayo and El Tecolote).  The Company last reported exploration results from this project in a news release dated September 21, 2015.

The El Barqueno project contains a number of known mineralized zones and several prospects that require further evaluation.  There are currently 10 drill rigs working to define the limits of the Azteca-Zapoteca, Angostura and Peña de Oro prospects, and delineate an initial mineral resource estimate for these deposits.  Several other prospects are also under evaluation.  An additional drill rig is testing the Zapote-Mixteca prospect, which has been shown to be gold-bearing by recent rock sample and trench results.

To the end of the third quarter, 171 holes (42,940 metres) had been drilled.    Drilling will continue at El Barqueno until the end of the year.  The Company expects that this drilling will lead to the estimation of an initial inferred mineral resource at the Azteca-Zapoteca, Angostura and Peña de Oro areas to open-pit mineable depths.  The resources are expected to be reported in mid-February 2016.

Conceptual design studies and additional metallurgical testing are underway at El Barqueno.  The project may host gold-silver deposits that could potentially be developed into a series of open pits utilizing heap leach processing, similar to Creston Mascota and the La India mine.

While it is too early to estimate the extent of the mineral resources and the number of deposits with economic potential at El Barqueno, the Company already has the experience of developing cost-efficient mining operations in Mexico, and increasing their size through successful exploration as well as metallurgical innovation.  This body of knowledge will be applied as El Barqueno continues to be explored and studied.

Exploration expenditures at El Barqueno in 2015 are currently expected to total approximately $22 million.

Quarterly Dividend Declared

Agnico Eagle’s Board of Directors has declared a quarterly cash dividend of $0.08 per common share, payable on December 15, 2015 to shareholders of record as of December 1, 2015.  Agnico Eagle has declared a cash dividend every year since 1983.

Dividend Reinvestment Plan

Please follow the link below for information on the Company’s dividend reinvestment program.  Dividend Reinvestment Plan

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including ‘‘total cash costs per ounce’’ and ‘‘minesite costs per tonne’’, “all-in sustaining costs per ounce” and “adjusted net income” that are not recognized measures under IFRS.  These data may not be comparable to data presented by other gold producers.  For a reconciliation of these measures to the most directly comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS and for an explanation of how management uses these measures, other than adjusted net income, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  The total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues).  The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced.  The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis except that no adjustment is made for by-product metal revenues.  Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.  The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations.  Management also uses these measures to monitor the performance of the Company’s mining operations.  As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash-generating capabilities at various gold prices.  All-in sustaining costs are used to show the full cost of gold production from current operations.  The Company calculates all-in sustaining costs per ounce of gold produced as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and reclamation expenses divided by the amount of gold produced.  The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis except that no adjustment is made for by-product metal revenues.  The Company’s methodology for calculating all-in sustaining costs may differ from to the methodology used by other producers that disclose all-in sustaining costs.  The Company may change the methodology it uses to calculate all-in sustaining costs in the future, including in response to the adoption of formal industry guidance regarding this measure by the World Gold Council.  Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates, and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices.  Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating exchange rates and metal prices.  This news release also contains information as to estimated future total cash costs per ounce, all-in sustaining costs and minesite costs per tonne.  The estimates are based upon the total cash costs per ounce, all-in sustaining costs and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined.  It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at October 28, 2015.  Certain statements contained in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”.  When used in this document, the words “anticipate”, “estimate”, “expect”, “forecast”, “planned”, “will” and similar expressions are intended to identify forward-looking statements.  Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, metal production, life of mine estimates, production, total cash costs per ounce, minesite costs per tonne, all-in sustaining costs and cash flows; the estimated timing and conclusions of technical reports and other studies; the methods by which ore will be extracted or processed; statements concerning expansion projects, recovery rates, mill throughput, and projected exploration expenditures, including costs and other estimates upon which such projections are based; estimates of depreciation expense, general and administrative expense and tax rates; the impact of maintenance shutdowns; statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales; estimates of mine life; estimates of future mining costs, total cash costs, minesite costs, all-in sustaining costs and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs, and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources, and statements and information regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s mine sites and statements and information regarding the sufficiency of the Company’s cash resources and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof.  Such statements and information reflect the Company’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2014 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2014 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting and expansion at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements and information.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; community protests; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s currency, fuel and by-product metal derivative strategies.  For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-

looking statements contained in this document, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements and information.

Notes to Investors Regarding the Use of Mineral Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This document uses the terms “measured mineral resources” and “indicated mineral resources”. Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This document also uses the term “inferred mineral resources”.  Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

Scientific and Technical Data

The scientific and technical information contained in this news release relating to Northern Business operations has been approved by Christian Provencher, Ing., Vice-President, Canada and a “Qualified Person” for the purposes of NI 43-101.  The scientific and technical information contained in this news release relating to Southern Business operations has been approved by Tim Haldane, P.Eng., Senior Vice-President, Operations — USA and Latin America and a “Qualified Person” for the purposes of NI 43-101.  The scientific and technical information contained in this news release relating to exploration has been approved by Alain Blackburn, Ing., Senior Vice-President, Exploration and Guy Gosselin, Ing., Vice-President, Exploration each of whom is a “Qualified Person” for the purposes of NI 43-101.

The scientific and technical information relating to Agnico Eagle’s mineral reserves and mineral resources contained herein has been approved by Daniel Doucet, Senior Corporate Director, Reserve Development, Ing., and a qualified person as defined by NI 43-101.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico Eagle reports mineral resource and reserve mineral estimates in accordance with the CIM guidelines for the estimation, classification and reporting of mineral resources and mineral reserves in accordance with the Canadian securities regulatory authorities’ NI 43-101.  These standards are similar to those used by the SEC’s Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”).  However, the definitions in NI 43-101 differ in certain respects from those under Guide 7.  Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the mineral reserve determination is made.  A “final” or “bankable” feasibility study is required to meet the requirements to designate mineral reserves under Industry Guide 7.  Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

In prior periods, mineral reserves for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines.  These guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  Given the current lower commodity price environment, Agnico Eagle has decided to use price assumptions that are below the three-year averages.  The assumptions used for the mineral reserves estimates at all mines and advanced projects as of December 31, 2014 (other than the Canadian Malartic mine), reported by the Company on February 11, 2015, are $1,150 per ounce gold, $18.00 per ounce silver, $1.00 per pound zinc, $3.00 per pound copper, $0.91 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.08, 1.30 and 13.00, respectively.

For the mineral reserves estimate at the Canadian Malartic mine, the Company has decided to continue to report the mineral reserves estimated as of June 15, 2014, reported by the Company in a news release dated August 13, 2014, minus the production to the end of 2014.  The assumptions used were $1,300 per ounce gold, a cut-off grade between 0.28 g/t and 0.35 g/t gold (depending on the deposit), and a C$/US$ exchange rate of 1.10.

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of “proven” mineral reserves, “probable” mineral reserves, “measured” mineral resources, “indicated” mineral resources and “inferred” mineral resources.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Modifying factors are considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource.  A proven mineral reserve implies a high degree of confidence in the modifying factors.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a Pre-Feasibility Study.

The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, Bousquet & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	June 16, 2014
Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Meadowbank, Nunavut, Canada	February 15, 2012
Goldex, Quebec, Canada	October 14, 2012
Lapa, Quebec, Canada	June 8, 2006
Meliadine, Nunavut, Canada	February 11, 2015
Hammond Reef, Ontario, Canada	July 2, 2013
Upper Beaver (Kirkland Lake project), Ontario, Canada	November 5, 2012
Pinos Altos and Creston Mascota, Mexico	March 25, 2009
La India, Mexico	August 31, 2012

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in Technical Reports, which may be found at www.sedar.com. Other important operating information can be found in the Company’s AIF and Form 40-F.

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
Operating margin(i) by mine:
Northern Business
LaRonde mine	$32,443	$14,696	$95,256	$86,523
Lapa mine	13,813	13,748	39,852	38,140
Goldex mine	20,681	17,237	55,459	40,045
Meadowbank mine	55,493	52,504	151,670	265,193
Canadian Malartic mine(ii)	44,293	33,224	123,748	36,892
Kittila mine	21,528	12,128	65,088	45,315
Southern Business
Pinos Altos mine	37,217	28,837	116,407	101,318
Creston Mascota deposit at Pinos Altos	8,898	8,032	30,275	23,173
La India mine(iii)	19,845	13,189	59,269	39,835
Total operating margin(i)	254,211	193,595	737,024	676,434
Amortization of property, plant and mine development	157,968	117,396	451,480	294,533
Exploration, corporate and other	110,258	69,884	221,937	195,051
Income (loss) before income and mining taxes	(14,015)	6,315	63,607	186,850
Income and mining taxes (recovery) expense	(15,309)	21,365	23,487	82,597
Net income (loss) for the period	$1,294	$(15,050)	$40,120	$104,253
Net income (loss) per share — basic (US$)	$0.01	$(0.07)	$0.19	$0.55
Net income (loss) per share — diluted (US$)	$0.01	$(0.10)	$0.19	$0.53
Cash flows:
Cash provided by operating activities	$143,687	$71,244	$475,491	$504,368
Cash used in investing activities	$(100,365)	$(131,662)	$(258,733)	$(728,493)
Cash provided by (used in) financing activities	$7,396	$(35,943)	$(180,300)	$247,921
Realized prices (US$):
Gold (per ounce)	$1,119	$1,249	$1,173	$1,284
Silver (per ounce)	$14.93	$17.72	$16.04	$19.33
Zinc (per tonne)	$1,909	$2,365	$1,973	$2,227
Copper (per tonne)	$4,538	$7,500	$5,193	$6,842
Payable production(iv):
Gold (ounces):
Northern Business
LaRonde mine	71,860	37,490	194,760	145,336
Lapa mine	25,668	24,781	71,038	67,011
Goldex mine	32,068	27,611	87,780	70,970
Meadowbank mine	99,425	91,557	279,224	366,162
Canadian Malartic mine(ii)	76,603	64,761	212,937	76,639
Kittila mine	46,455	28,230	133,095	98,612
Southern Business
Pinos Altos mine	47,725	41,155	148,478	130,350
Creston Mascota deposit at Pinos Altos	12,716	13,377	40,770	34,853
La India mine(iii)	28,604	20,311	80,930	51,820
Total gold (ounces)	441,124	349,273	1,249,012	1,041,753
Silver (thousands of ounces):
Northern Business
LaRonde mine	221	224	619	918
Lapa mine	1	—	3	—
Meadowbank mine	39	34	191	85
Canadian Malartic mine(ii)	76	66	217	76
Kittila mine	3	1	8	4
Southern Business
Pinos Altos mine	606	425	1,744	1,307
Creston Mascota deposit at Pinos Altos	40	26	109	60
La India mine(iii)	67	44	208	111
Total Silver (thousands of ounces)	1,053	820	3,099	2,561
Zinc (tonnes)	739	2,230	2,502	8,083
Copper (tonnes)	1,306	989	3,606	3,601

Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	69,143	39,279	189,462	145,494
Lapa mine	23,331	22,422	67,599	64,035
Goldex mine	33,004	26,762	88,217	68,624
Meadowbank mine	100,440	98,604	282,090	364,282
Canadian Malartic mine(ii)(v)	72,651	60,093	199,433	76,470
Kittila mine	47,070	28,209	135,436	97,157
Southern Business
Pinos Altos mine	49,327	41,143	145,162	131,011
Creston Mascota deposit at Pinos Altos	12,911	12,793	40,847	33,758
La India mine(iii)	28,983	19,265	79,684	48,922
Total gold (ounces)	436,860	348,570	1,227,930	1,029,753
Silver (thousands of ounces):
Northern Business
LaRonde mine	220	249	649	911
Meadowbank mine	36	32	193	84
Canadian Malartic mine(ii)(v)	53	57	186	72
Kittila mine	3	1	7	4
Southern Business
Pinos Altos mine	620	430	1,682	1,367
Creston Mascota deposit at Pinos Altos	39	18	107	50
La India mine(iii)	66	42	205	102
Total Silver (thousands of ounces)	1,037	829	3,029	2,590
Zinc (tonnes)	650	3,936	2,650	8,067
Copper (tonnes)	1,302	988	3,605	3,604

Total cash costs per ounce of gold produced - Co-product basis (US$)(vi):
Northern Business
LaRonde mine	$701	$1,316	$795	$1,118
Lapa mine	522	606	582	689
Goldex mine	479	582	546	661
Meadowbank mine	604	783	657	566
Canadian Malartic mine(ii)	559	754	609	737
Kittila mine	640	952	697	862
Southern Business
Pinos Altos mine	578	724	565	706
Creston Mascota deposit at Pinos Altos	478	589	467	620
La India mine(iii)	470	584	462	528
Weighted average total cash costs per ounce of gold produced	$587	$794	$633	$716

Total cash costs per ounce of gold produced - By-product basis (US$)(vi):
Northern Business
LaRonde mine	$558	$861	$620	$701
Lapa mine	522	606	581	689
Goldex mine	479	582	546	661
Meadowbank mine	598	777	646	561
Canadian Malartic mine(ii)	544	735	593	717
Kittila mine	639	951	696	861
Southern Business
Pinos Altos mine	392	545	378	513
Creston Mascota deposit at Pinos Altos	436	556	425	587
La India mine(iii)	436	547	422	483
Weighted average total cash costs per ounce of gold produced	$536	$716	$574	$627

Notes:

(i)                                     Operating margin is calculated as revenues from mining operations less production costs.

(ii)                                 On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the previously announced court-approved plan of arrangement (“the Arrangement”). As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company’s 50.0% interest in the Canadian Malartic mine since the date of acquisition.

(iii)                             The La India mine achieved commercial production on February 1, 2014.

(iv)                              Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(v)                                 The Canadian Malartic mine’s payable metal sold excludes quantities of gold reflecting the 5.0% net smelter royalty granted to Osisko Gold Royalties Ltd., in connection with the Arrangement.

(vi)                              Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income (loss) for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at September 30,	As at December 31,
	2015	2014

ASSETS
Current assets:
Cash and cash equivalents	$201,964	$177,537
Short-term investments	6,144	4,621
Restricted cash	19,499	33,122
Trade receivables	5,899	59,716
Inventories	490,833	446,660
Income taxes recoverable	58,473	1,658
Available-for-sale securities	31,960	56,468
Fair value of derivative financial instruments	321	4,877
Other current assets	171,835	123,401
Total current assets	986,928	908,060
Non-current assets:
Restricted cash	765	20,899
Goodwill	696,809	696,809
Property, plant and mine development	5,082,342	5,155,865
Other assets	38,764	27,622
Total assets	$6,805,608	$6,809,255
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$251,969	$209,906
Reclamation provision	8,349	6,769
Interest payable	21,135	13,816
Income taxes payable	9,495	19,328
Finance lease obligations	13,533	22,142
Current portion of long-term debt	14,932	52,182
Fair value of derivative financial instruments	14,356	8,249
Total current liabilities	333,769	332,392
Non-current liabilities:
Long-term debt	1,203,266	1,322,461
Reclamation provision	235,965	249,917
Deferred income and mining tax liabilities	838,572	797,192
Other liabilities	38,780	38,803
Total liabilities	2,650,352	2,740,765
EQUITY
Common shares:
Outstanding - 217,647,221 common shares issued, less 233,525 shares held in trust	4,695,297	4,599,788
Stock options	213,602	200,830
Contributed surplus	37,254	37,254
Deficit	(791,153)	(779,382)
Accumulated other comprehensive income	256	10,000
Total equity	4,155,256	4,068,490
Total liabilities and equity	$6,805,608	$6,809,255

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

REVENUES
Revenues from mining operations	$508,795	$463,388	$1,502,500	$1,393,676

COSTS, EXPENSES AND OTHER INCOME
Production(i)	254,584	269,793	765,476	717,242
Exploration and corporate development	37,085	20,521	84,352	41,566
Amortization of property, plant and mine development	157,968	117,396	451,480	294,533
General and administrative	25,675	24,991	74,468	92,776
Impairment loss on available-for-sale securities	7,076	462	8,106	2,881
Finance costs	19,674	20,852	57,341	55,249
Loss on derivative financial instruments	16,550	7,908	16,290	3,644
Gain on sale of available-for-sale securities	(875)	(83)	(24,599)	(5,372)
Environmental remediation	49	8,490	337	9,163
Foreign currency translation loss (gain)	902	(4,679)	(6,009)	(3,170)
Other expenses (income)	4,122	(8,578)	11,651	(1,686)
Income (loss) before income and mining taxes	(14,015)	6,315	63,607	186,850
Income and mining taxes (recovery) expense	(15,309)	21,365	23,487	82,597
Net income (loss) for the period	$1,294	$(15,050)	$40,120	$104,253

Net income (loss) per share - basic	$0.01	$(0.07)	$0.19	$0.55
Net income (loss) per share - diluted	$0.01	$(0.10)	$0.19	$0.53

Weighted average number of common shares outstanding (in thousands):
Basic	217,182	208,815	215,728	189,498
Diluted	217,712	209,687	216,627	190,481

Note:

(i)                                  Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

OPERATING ACTIVITIES
Net income (loss) for the period	$1,294	$(15,050)	$40,120	$104,253
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	157,968	117,396	451,480	294,533
Deferred income and mining taxes	37,783	6,982	43,403	26,189
Gain on sale of available-for-sale securities	(875)	(83)	(24,599)	(5,372)
Stock-based compensation	8,928	7,552	28,777	30,032
Impairment loss on available-for-sale securities	7,076	462	8,106	2,881
Foreign currency translation loss (gain)	902	(4,679)	(6,009)	(3,170)
Other	4,874	19,065	7,007	26,971
Adjustment for settlement of reclamation provision	(143)	(2,456)	(852)	(3,491)
Changes in non-cash working capital balances:
Trade receivables	55,296	6,972	53,834	15,225
Income taxes	(55,628)	4,468	(66,648)	24,988
Inventories	(71,510)	(54,962)	(49,475)	(25,059)
Other current assets	(25,761)	4,490	(48,784)	(315)
Accounts payable and accrued liabilities	15,959	(26,046)	31,812	9,710
Interest payable	7,524	7,133	7,319	6,993
Cash provided by operating activities	143,687	71,244	475,491	504,368

INVESTING ACTIVITIES
Additions to property, plant and mine development	(122,402)	(125,442)	(316,800)	(342,059)
Acquisitions, net of cash and cash equivalents acquired	—	—	(12,983)	(403,509)
Net purchases of short-term investments	(475)	(2,600)	(1,523)	(4,604)
Net proceeds from sale of available-for-sale securities and warrants	4,724	493	61,035	40,635
Purchase of available-for-sale securities and warrants	—	(13,861)	(19,433)	(27,246)
Decrease in restricted cash	17,788	9,748	30,971	8,290
Cash used in investing activities	(100,365)	(131,662)	(258,733)	(728,493)

FINANCING ACTIVITIES
Dividends paid	(15,374)	(14,546)	(44,572)	(39,459)
Repayment of finance lease obligations	(4,091)	(7,672)	(17,535)	(14,366)
Sale-leaseback financing	—	—	—	1,027
Proceeds from long-term debt	250,000	230,000	325,000	960,000
Repayment of long-term debt	(275,000)	(250,707)	(501,086)	(674,640)
Note issuance	50,000	—	50,000	—
Long-term debt financing	(1,493)	(2,127)	(1,493)	(2,127)
Repurchase of common shares for restricted share unit plan	—	—	(11,899)	(7,518)
Proceeds on exercise of stock options	1,052	6,538	14,010	16,994
Common shares issued	2,302	2,571	7,275	8,010
Cash provided by (used in) financing activities	7,396	(35,943)	(180,300)	247,921
Effect of exchange rate changes on cash and cash equivalents	(7,085)	(4,385)	(12,031)	(4,074)
Net increase (decrease) in cash and cash equivalents during the period	43,633	(100,746)	24,427	19,722
Cash and cash equivalents, beginning of period	158,331	259,569	177,537	139,101
Cash and cash equivalents, end of period	$201,964	$158,823	$201,964	$158,823

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$10,358	$13,513	$46,256	$43,969

Income and mining taxes paid	$9,258	$16,911	$47,356	$38,232

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

(Unaudited)

Total Production Costs by Mine

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

LaRonde mine	$49,243	$47,070	$140,242	$141,107
Lapa mine	12,279	13,887	39,919	43,593
Goldex mine	16,120	16,222	47,900	47,486
Meadowbank mine	57,404	72,838	181,387	203,725
Canadian Malartic mine(i)	42,008	47,882	125,380	66,215
Kittila mine	31,116	23,963	93,892	80,347
Pinos Altos mine	26,845	29,293	80,824	90,652
Creston Mascota deposit at Pinos Altos	6,101	7,644	19,208	20,278
La India mine(ii)	13,468	10,994	36,724	23,839
Production costs per the interim condensed consolidated statements of income (loss)	$254,584	$269,793	$765,476	$717,242

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(iii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iv) by Mine

LaRonde Mine - Total Cash Costs per Ounce of Gold Produced(iii)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Production costs	$49,243	$47,070	$140,242	$141,107
Adjustments:
Inventory and other adjustments(v)	1,106	2,273	14,570	21,437
Cash operating costs (co-product basis)	$50,349	$49,343	$154,812	$162,544
By-product metal revenues	(10,291)	(17,078)	(34,125)	(60,722)
Cash operating costs (by-product basis)	$40,058	$32,265	$120,687	$101,822
Gold production (ounces)	71,860	37,490	194,760	145,336
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$701	$1,316	$795	$1,118
By-product basis	$558	$861	$620	$701

LaRonde Mine - Minesite Costs per Tonne(iv)

	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2015		September 30, 2014		September 30, 2015		September 30, 2014
Production costs	$49,243		$47,070		$140,242		$141,107
Inventory and other adjustments(vi)	(1,454)		(3,488)		266		326
Minesite operating costs	$47,789		$43,582		$140,508		$141,433
Minesite operating costs (thousands of C$)	C$	55,417	C$	47,474	C$	169,680	C$	154,785
Tonnes of ore milled (thousands of tonnes)	551		426		1,678		1,547
Minesite costs per tonne (C$)(iv)	C$	101	C$	111	C$	101	C$	100

Lapa Mine - Total Cash Costs per Ounce of Gold Produced(iii)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Production costs	$12,279	$13,887	$39,919	$43,593
Adjustments:
Inventory and other adjustments(v)	1,117	1,141	1,407	2,608
Cash operating costs (co-product basis)	$13,396	$15,028	$41,326	$46,201
By-product metal revenues	(2)	(3)	(20)	(6)
Cash operating costs (by-product basis)	$13,394	$15,025	$41,306	$46,195
Gold production (ounces)	25,668	24,781	71,038	67,011
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$522	$606	$582	$689
By-product basis	$522	$606	$581	$689

Lapa Mine - Minesite Costs per Tonne(iv)

	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2015		September 30, 2014		September 30, 2015		September 30, 2014
Production costs	$12,279		$13,887		$39,919		$43,593
Inventory and other adjustments(vi)	406		1,086		297		2,544
Minesite operating costs	$12,685		$14,973		$40,216		$46,137
Minesite operating costs (thousands of C$)	C$	16,614	C$	16,310	C$	50,610	C$	50,492
Tonnes of ore milled (thousands of tonnes)	146		157		424		477
Minesite costs per tonne (C$)(iv)	C$	114	C$	104	C$	119	C$	106

Goldex Mine - Total Cash Costs per Ounce of Gold Produced(iii)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Production costs	$16,120	$16,222	$47,900	$47,486
Adjustments:
Inventory and other adjustments(v)	(744)	(147)	66	(559)
Cash operating costs (co-product basis)	$15,376	$16,075	$47,966	$46,927
By-product metal revenues	(2)	(5)	(15)	(16)
Cash operating costs (by-product basis)	$15,374	$16,070	$47,951	$46,911
Gold production (ounces)	32,068	27,611	87,780	70,970
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$479	$582	$546	$661
By-product basis	$479	$582	$546	$661

Goldex Mine - Minesite Costs per Tonne(iv)

	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2015		September 30, 2014		September 30, 2015		September 30, 2014
Production costs	$16,120		$16,222		$47,900		$47,486
Inventory and other adjustments(vi)	(1,497)		(175)		(1,064)		(507)
Minesite operating costs	$14,623		$16,047		$46,836		$46,979
Minesite operating costs (thousands of C$)	C$	19,168	C$	17,481	C$	58,803	C$	51,414
Tonnes of ore milled (thousands of tonnes)	570		538		1,741		1,542
Minesite costs per tonne (C$)(iv)	C$	34	C$	32	C$	34	C$	33

Meadowbank Mine - Total Cash Costs per Ounce of Gold Produced(iii)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Production costs	$57,404	$72,838	$181,387	$203,725
Adjustments:
Inventory and other adjustments(v)	2,642	(1,136)	2,088	3,344
Cash operating costs (co-product basis)	$60,046	$71,702	$183,475	$207,069
By-product metal revenues	(543)	(570)	(3,210)	(1,615)
Cash operating costs (by-product basis)	$59,503	$71,132	$180,265	$205,454
Gold production (ounces)	99,425	91,557	279,224	366,162
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$604	$783	$657	$566
By-product basis	$598	$777	$646	$561

Meadowbank Mine - Minesite Costs per Tonne(iv)

	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2015		September 30, 2014		September 30, 2015		September 30, 2014
Production costs	$57,404		$72,838		$181,387		$203,725
Inventory and other adjustments(vi)	(1,643)		(1,224)		(3,717)		3,716
Minesite operating costs	$55,761		$71,614		$177,670		$207,441
Minesite operating costs (thousands of C$)	C$	71,519	C$	78,009	C$	217,436	C$	227,023
Tonnes of ore milled (thousands of tonnes)	996		1,057		3,005		3,102
Minesite costs per tonne (C$)(iv)	C$	72	C$	74	C$	72	C$	73

Canadian Malartic Mine - Total Cash Costs per Ounce of Gold Produced(i)(iii)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Production costs	$42,008	$47,882	$125,380	$66,215
Adjustments:
Inventory and other adjustments(v)	781	935	4,335	(9,762)
Cash operating costs (co-product basis)	$42,789	$48,817	$129,715	$56,453
By-product metal revenues	(1,134)	(1,213)	(3,453)	(1,541)
Cash operating costs (by-product basis)	$41,655	$47,604	$126,262	$54,912
Gold production (ounces)	76,603	64,761	212,937	76,639
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$559	$754	$609	$737
By-product basis	$544	$735	$593	$717

Canadian Malartic Mine - Minesite Costs per Tonne(i)(iv)

	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2015		September 30, 2014		September 30, 2015		September 30, 2014
Production costs	$42,008		$47,882		$125,380		$66,215
Inventory and other adjustments(vi)	52		719		1,784		(10,029)
Minesite operating costs	$42,060		$48,601		$127,164		$56,186
Minesite operating costs (thousands of C$)	C$	55,010	C$	52,942	C$	160,136	C$	61,491
Tonnes of ore milled (thousands of tonnes)	2,470		2,417		7,117		2,815
Minesite costs per tonne (C$)(iv)	C$	22	C$	22	C$	23	C$	22

Kittila Mine - Total Cash Costs per Ounce of Gold Produced(iii)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Production costs	$31,116	$23,963	$93,892	$80,347
Adjustments:
Inventory and other adjustments(v)	(1,401)	2,915	(1,088)	4,677
Cash operating costs (co-product basis)	$29,715	$26,878	$92,804	$85,024
By-product metal revenues	(44)	(26)	(116)	(87)
Cash operating costs (by-product basis)	$29,671	$26,852	$92,688	$84,937
Gold production (ounces)	46,455	28,230	133,095	98,612
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$640	$952	$697	$862
By-product basis	$639	$951	$696	$861

Kittila Mine - Minesite Costs per Tonne(iv)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Production costs	$31,116	$23,963	$93,892	$80,347
Inventory and other adjustments(vi)	(1,442)	2,817	(1,243)	4,313
Minesite operating costs	$29,674	$26,780	$92,649	$84,660
Minesite operating costs (thousands of €)	€26,160	€20,217	€81,169	€62,488
Tonnes of ore milled (thousands of tonnes)	362	235	1,087	790
Minesite costs per tonne (€)(iv)	€72	€86	€75	€79

Pinos Altos Mine - Total Cash Costs per Ounce of Gold Produced(iii)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Production costs	$26,845	$29,293	$80,824	$90,652
Adjustments:
Inventory and other adjustments(v)	731	485	3,084	1,395
Cash operating costs (co-product basis)	$27,576	$29,778	$83,908	$92,047
By-product metal revenues	(8,865)	(7,344)	(27,842)	(25,229)
Cash operating costs (by-product basis)	$18,711	$22,434	$56,066	$66,818
Gold production (ounces)	47,725	41,155	148,478	130,350
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$578	$724	$565	$706
By-product basis	$392	$545	$378	$513

Pinos Altos Mine - Minesite Costs per Tonne(iv)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Production costs	$26,845	$29,293	$80,824	$90,652
Inventory and other adjustments(vi)	(498)	96	449	(1)
Minesite operating costs	$26,347	$29,389	$81,274	$90,651
Tonnes of ore processed (thousands of tonnes)	546	607	1,778	1,887
Minesite costs per tonne (US$)(iv)	$48	$48	$46	$48

Creston Mascota deposit at Pinos Altos - Total Cash Costs per Ounce of Gold Produced(iii)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Production costs	$6,101	$7,644	$19,208	$20,278
Adjustments:
Inventory and other adjustments(v)	(27)	233	(171)	1,317
Cash operating costs (co-product basis)	$6,074	$7,877	$19,037	$21,595
By-product metal revenues	(534)	(442)	(1,692)	(1,152)
Cash operating costs (by-product basis)	$5,540	$7,435	$17,345	$20,443
Gold production (ounces)	12,716	13,377	40,770	34,853
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$478	$589	$467	$620
By-product basis	$436	$556	$425	$587

Creston Mascota deposit at Pinos Altos - Minesite Costs per Tonne(iv)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Production costs	$6,101	$7,644	$19,208	$20,278
Inventory and other adjustments(vi)	(137)	115	(429)	1,033
Minesite operating costs	$5,964	$7,759	$18,779	$21,311
Tonnes of ore processed (thousands of tonnes)	434	469	1,570	1,243
Minesite costs per tonne (US$)(iv)	$14	$17	$12	$17

La India Mine - Total Cash Costs per Ounce of Gold Produced(ii)(iii)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Production costs	$13,468	$10,994	$36,724	$23,839
Adjustments:
Inventory and other adjustments(v)	(21)	869	697	1,685
Cash operating costs (co-product basis)	$13,447	$11,863	$37,421	$25,524
By-product metal revenues	(975)	(746)	(3,286)	(2,175)
Cash operating costs (by-product basis)	$12,472	$11,117	$34,135	$23,349
Gold production (ounces)	28,604	20,311	80,930	48,328
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$470	$584	$462	$528
By-product basis	$436	$547	$422	$483

La India Mine - Minesite Costs per Tonne(ii)(iv)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Production costs	$13,468	$10,994	$36,724	$23,839
Inventory and other adjustments(vi)	(161)	851	202	1,430
Minesite operating costs	$13,307	$11,845	$36,926	$25,269
Tonnes of ore processed (thousands of tonnes)	1,194	1,190	3,932	3,015
Minesite costs per tonne (US$)(iv)	$11	$10	$9	$8

Notes:

(i)                                    On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company’s 50.0% interest in the Canadian Malartic mine since the date of acquisition.

(ii)                                 The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the nine months ended September 30, 2014 as they were produced prior to the achievement of commercial production.

(iii)                             Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income (loss) for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)                              Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income (loss) for unsold concentrate inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(v)                                 Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(vi)                              This inventory and other adjustment reflects production costs associated with unsold concentrates.

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(United States dollars per ounce of gold produced, except where noted)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

Production costs per the condensed interim consolidated statements of income (loss) (thousands of United States dollars)	$254,584	$269,793	$765,476	$717,242
Adjusted gold production (ounces)(i)	441,124	349,273	1,249,012	1,038,261
Production costs per ounce of adjusted gold production(i)	$577	$772	$613	$691
Adjustments:
Inventory and other adjustments(ii)	10	22	20	25
Total cash costs per ounce of gold produced (co-product basis)(iii)	$587	$794	$633	$716
By-product metal revenues	(51)	(78)	(59)	(89)
Total cash costs per ounce of gold produced (by-product basis)(iii)	$536	$716	$574	$627
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	163	267	172	227
General and administrative expenses (including stock options)	58	72	60	89
Non-cash reclamation provision and other	2	4	2	4
All-in sustaining costs per ounce of gold produced (by-product basis)	$759	$1,059	$808	$947
By-product metal revenues	51	78	59	89
All-in sustaining costs per ounce of gold produced (co-product basis)	$810	$1,137	$867	$1,036

Notes:

(i)                                       The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the nine months ended September 30, 2014 as they were produced prior to the achievement of commercial production.

(ii)                                    Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(iii)                                 Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income (loss) for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.